UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

WORKDAY, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138H101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Cheryl D. Duffield
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,986,530
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,986,530
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2%[1]
12.	Type of Reporting Person (See Instructions) IN

[1]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 1.

Item 1(a).	Name of Issuer

Workday, Inc.

Item 1(a).	Address of Issuer’s Principal Executive Offices

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2.

Item 2(a).	Name of Person(s) Filing

Cheryl D. Duffield

Item 2(b).	Address of Principal Business Office or, if none, Residence

c/o Workday, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

98138H101

Item 3.

Not applicable

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

2,986,530 shares of Class B Common Stock held through the Cheryl D. Duffield Trust dated September 12, 1996 (the “Trust”), through which Cheryl D. Duffield has sole voting and dispositive power. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than 9% of all outstanding shares of Class A and Class B Common Stock, (c) October 11, 2032 or (d) nine months after the death of the later to die of David A. Duffield and Aneel Bhusri.

Item 4(b).	Percent of Class

10.2%. The foregoing percentage is based on 26,162,500 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, plus the number of shares of Class B common stock held by Cheryl D. Duffield, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Cheryl D. Duffield.

Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, the reporting persons listed in Item 4 would hold 1.8% of the total outstanding shares of the Issuer. The 1.8% is based on the combined total of 163,702,531 shares, which represents 26,162,500 shares of the Issuer’s Class A Common Stock and 137,540,031 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2012.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,986,530 shares. The reported shares are held of record by the Trust. Cheryl D. Duffield retains sole voting and dispositive power over these shares.

(ii) shared power to vote or to direct the vote:

Not applicable

(iii) sole power to dispose or to direct the disposition of:

2,986,530 shares. The reported shares are held of record by the Trust. Cheryl D. Duffield retains sole voting and dispositive power over these shares.

(iv) shared power to dispose or to direct the disposition of:

Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

CHERYL D. DUFFIELD

By:	/s/ Cheryl D. Duffield

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